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                                                                     EXHIBIT 3.4


                            CERTIFICATE OF CORRECTION
                                       OF
                    AMENDMENT TO CERTIFICATE OF DESIGNATION,
                    PREFERENCES AND RIGHTS OF SERIES A JUNIOR
                          PARTICIPATING PREFERRED STOCK


         Pursuant to the provisions of Section 103(f) of the Delaware General Corporation Law, Quanex Corporation (the "Company") adopts the following Certificate of Correction:

         FIRST: On April 15, 1999, the Company filed with the Secretary of State of the State of Delaware an Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Quanex Corporation dated April 15, 1999 (the "Amendment"). The Amendment contained an error in Section II(A) in that it failed to set forth correctly the date of the Second Amended and Restated Rights Agreement referred to in Section II(A).

         SECOND: Paragraph (A) of Section II of the Amendment is corrected to read as follows:

         "(A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received per share, the greater of 1000 times the exercise price per Right (as such term is defined in the Second Amended and Restated Rights Agreement dated as of April 15, 1999) or 1000 times the payment made per share of Common Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1000 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a par share basis, respectively."


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         IN WITNESS WHEREOF, Quanex Corporation, has caused this Certificate of
Correction to be signed by its duly authorized officer on this 16 day of April, 1999.


                                       QUANEX CORPORATION



                                       By: /s/ MICHAEL W. CONLON
                                           -------------------------------------
                                           Michael W. Conlon
                                           Secretary


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